August 23, 2024

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Gabelli Funds

Dear Ms. DiAngelo Fettig:

Thank you for your oral comments on July 24, 2024, regarding the Gabelli ETFs Trust. The funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized to the best of our understanding, followed by the funds’ responses.

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Comments and Responses

Comment: Disclosure is required for new advisory agreements and renewals of advisory agreements. Indicate whether any other Forms N-CSR were missing this disclosure.

Response: The December 31, 2022 Form N-CSR was missing the required disclosure for LOPP and GGRW.

Comment: Please explain why the following funds did not check boxes on Form N-CEN section C.8 regarding expense limitations: GCAD, GABF, and GAST.

Response: Each fund should have selected “Yes” for boxes C.8.a, C.8.b, and C.8.c, and each Fund will ensure relevant boxes are checked on future Forms N-CEN section C.8, as applicable.

Comment: In the 40-17g filing made March 7, 2024, the chart referenced is a required disclosure, if needed.

Response: The Registrant will include the chart in future 40-17g filings.

Should you have any additional comments or concerns, please do not hesitate to contact me at (914) 921-7774.

Best regards,

/s/ Peter D. Goldstein

Peter D. Goldstein, Esq. General Counsel GAMCO Investors, Inc.